Exihbit 99.1

TAT Technologies Announces Pricing of Public Offering of Ordinary Shares and
Secondary Offering by Selling Shareholders

NETANYA, Israel, May 29, 2025/PRNewswire/ -- TAT Technologies Ltd. (Nasdaq: TATT) (TASE: TATT) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, announced today the pricing of an underwritten public offering of 4,150,000 ordinary shares at a public offering price of $26.00 per ordinary share. 1,625,000 ordinary shares are being sold by TAT and 2,525,000 ordinary shares are being sold by FIMI Opportunity V, L.P. and FIMI Israel Opportunity Five, Limited Partnership (the “Selling Shareholders”). TAT and the Selling Shareholders have granted the underwriters an option to purchase up to an additional 242,298 and 380,202 ordinary shares, respectively, at the public offering price less the underwriting discount and commissions. The offering is expected to close on or about June 3, 2025, subject to customary closing conditions.

The total gross proceeds of the offering to TAT, before underwriting discount and commissions and estimated offering expenses, are expected to be $42.3 million, excluding any exercise of the underwriters’ option to purchase additional ordinary shares from TAT. TAT will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders. TAT intends to use the net proceeds that it will receive from the offering for general corporate purposes, including working capital and capital expenditures.

Stifel, Nicolaus & Company, Incorporated and Truist Securities, Inc. are acting as joint book-running managers of this offering. The Benchmark Company, LLC and Lake Street Capital Markets, LLC are acting as passive book-running managers.

A registration statement on Form F-3 (File No. 333-286699) relating to the ordinary shares to be sold in the proposed offering has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective on April 25, 2025. The offering is being made only by means of a prospectus supplement and accompanying prospectus. A copy of the preliminary prospectus supplement and the accompanying prospectus relating to this offering may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the preliminary prospectus supplement and the accompanying prospectus relating to this offering may be obtained from: Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at (415) 364-2720 or by email at syndprospectus@stifel.com; or Truist Securities, Inc., Attention: Equity Capital Markets, 3333 Peachtree Road NE, 9th Floor, Atlanta, GA 30326 at (800) 685-4786 or by email to truistsecurities.prospectus@truist.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About TAT Technologies Ltd.

TAT is a leading provider of solutions and services to the aerospace and defense industries. TAT operates four operational units: (i) original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Kiryat Gat facility (TAT Israel); (ii) maintenance repair and overhaul (“MRO”) services for heat transfer components and OEM of heat transfer solutions through its subsidiary, Limco Airepair Inc.; (iii) MRO services for aviation components through its subsidiary, Piedmont Aviation Component Services LLC (mainly Auxiliary Power Units and landing gear); and (iv) overhaul and coating of jet engine components through its subsidiary, Turbochrome Ltd.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding the issuance and sale of the shares by the Company, the sale of the shares by the Selling Shareholders, the grant by the Company and/or the Selling Shareholders to the underwriters of an option to purchase up to an additional 242,298 and 380,202 ordinary shares, respectively, the expected closing of the offering and the Company’s intended use of the proceeds from the sale of the shares. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected, including, without limitation, as a result of the war and hostilities between Israel and Hamas, Hezbollah, Iran and the Houthi movement in Yemen. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those more fully described in our filings with the SEC, including our Annual Report on Form 20-F filed with the SEC on March 26, 2025. The forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

Contact:
Eran Yunger
Director IR
Tel : +1-980-451-1115
Erany@tat-technologies.com